Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer on February 20, 2026:

The following transcript was made available for a podcast that was published on X on February 20, 2026:

Asheesh Birla: I just want to start maybe I should have had a Chronicles and Narnia quote like Chrissy did in the last session, but miss that opportunity. I couldn't think of one fast enough, but I'm Ashish Burla. I was, you know, with ripple from 2013 for about a decade. I launched ever north. I'll tell you, like, why I'm excited about this crossroads we're in with, with crypto and XRP. For a lot of years, we've been building product in crypto, and in the last year, we've seen regulation come to fruition. So you know, with the with the genius act, with stable coins, and now, hopefully soon here with the market structure bill as well. But what's been lacking until very recently, is institutional capital coming on chain. And I think that is really exciting for me, and so that's part of the mission for ever North is now let's bring that institutional capital in and retail capital, and let's now bring that on chain, and let's now build out that institutional defi ecosystem on top of XRP, while bringing that capital on chain. And that really excites me. I've been waiting for this moment for almost a decade, and it's here. And I think those three things, again, regulation, product and institutional capital, need to happen together in unison to make this scale. And I think we're at that right intersection today. So that's why I'm excited, and that's really a big part of why I launched ever North

Host: I'm even more excited about that. Maybe we have a race on this. But in a recent interview that I've seen, I think it was with Tony. Big shout out to Tony thinking crypto, you were talking really beautifully about the XRP ledger decks and defi and how it all ties together. I want to know from you specifically, why is the extra pledge of Dex or the XRP ledger as a protocol so well suited for institutional capital and liquidity as compared maybe to other venues?

Asheesh Birla: No one's ever said anything I said was beautiful. So thank you that. And also, and also, shout out to Tony, my boy, one of the biggest XRP community supporters out there. Tony, you know, the dex is magic, I'll tell you. And that was one of the first things that drew me to the XRP ecosystem. And you know, if you got think back to 2012 the creators of XRP had the vision to create a technology that was built for payments and built for financial use cases. That means it's native, that means it's fast, it's performant. And the history of products out there in the tech industry and non tech industry will show you that specialized products that have mass appeal tend to scale and tend to win out, and having that XRP Dex built in is a huge advantage For the XRP ecosystem. Because what are we learning? Right? Like, the more tokenization you have, the more stable coins you have. What do all those things need to make them performant and useful in the real world? They need liquidity. They need to be able to be interchange. And that's what the decks built in can potentially do for all these tokenized assets. So I'm excited about it. I think it's a key feature. It's it's almost like magic that's built in to the XRP technology, and that's why I'm super excited about it. A huge differentiator. And now building that liquidity around that dexit All the different kinds of tokenized assets in a compliant way, is super exciting to me.

Host: On this, if I, if I can, you know, expand a little bit also on that. Ashish, what are some of the things that fit exactly? Because it feels like really an awesome match when you look at what institutions are looking for, and the xrpl, maybe from your point of view, and you've been in industry for so long and have been like building these institutional products. What are some of the things that institutions really, really want and they care about that makes the XR, Pl so fitting for them?

Asheesh Birla: Well, I'll tell you, like, one thing that institutions really want is they they want 24 by seven liquidity. Now, if you, you know, if you try to do FX trades today, you know they have cut off times. Markets are open and closed. Equities, for example, today, they're, they're, you know, you got closing hours. And if anything happens after hours. You got to find all sorts of derivatives to trade that are open 24 or seven. But today, we live in a global world, and folks want access to these products no matter what time zone they're in, because business is 24/7 these days as well. And so 24 by seven liquidity on a performance exchange is super important. And again, like on chain dexes, I think really, you know, help to provide that 24 by seven liquidity for all kinds of assets. You know, could be equities, but it could also just be regular FX trades. FX is foreign exchange. What you need for cross border payments, for example, is you need FX exchange. So I'm excited about not only, you know, RL, USD, US dollar stable coins, but all sorts of other stable coins around the world. Like I was just in Korea, there's some legislation around there for getting KRW, the local currency, also as a stable coin. I think that's exciting, because, again, you can now start trading these different currencies, 24 by seven using, you know, debt space, liquidity pools.

Host: I'll talk or shout out to Tony as well. I know during his first interview with Brad, he asked essentially, are we going to have web three companies 20 years from now, or is it just going to essentially be incorporated into the system, which I thought was super smart, and the last guest talking about education, it's so critical. And on that topic, Ashish, you've touched base before on how native on chain or on ledger credit and lending can change how institutions think about holding XRP through kind of the, I guess, the educational broad lens here, for those who may not be familiar, can you briefly explain that concept and how it could fit into an institutional Treasury or a balance sheet strategy over time?

Asheesh Birla: Yeah, well, like when I when I say on chain, I mean tokenize on chain. And there's an active market on chain as well. So a lot of people, when they say, Okay, I'm going to move something on chain, it's almost just like they're using a database. They're moving it on chain, but you can't really do anything interesting with it. When I'm talking about on chain, I mean that there is a liquidity pool around it, meaning that you can trade it. If you're talking about lending, that means there's borrowers and lenders brought together to create an on chain lending marketplace. Why I think this is really interesting is because I think that in the future, you're going to have, you know, wallets, or you know, anything from PayPal to Robinhood, that are the front ends, and then you're going to have the back ends. And the back ends are going to be like you think about deposits of a bank. You think of that as stable coins. But if you think about lending, why not give those front ends, those wallets, the ability to tap into a back end like, you know, like a lending market. So XLS 66 I'm really excited about it. We had a blog post about it at ever north, but the opportunity to participate in a compliant, institutional grade lending market is really interesting to us. Why is it interesting to ever north? Well, one of the things that we want to do is build yield for our treasury, our XRP Treasury, and we can do it on chain even better. I mean, how great that we can actually get yield, but then also foster a more vibrant XRP defi ecosystem that is institutional grade. I think that's a win win in lending markets. I mean, you talk about stable coins as number one, I would say, like the lending markets, and bringing that on chain is also super interesting in terms of a crypto native but what you should be thinking about is this is like unbundling of all these different financial services on chain, again, stable coins being deposits, you know, lending markets, private credit markets, repo markets, that's an unbundling bundling of a financial service. But brought on chain, and then the front ends, wallets, you know, and so forth. They can start picking and choosing these different, you know, on chain primitives, and building build new user experiences with them as well. I would say the second point that I'm really excited about is that so much of this is manual. Today, if you look at a corporate finance system, a lot of this is done manually. You're calling someone up to, you know, trade FX for your trade treasury, you're calling people for quotes on different lending markets. How great would it be if it were automated and turnkey? And you can do that when you bring these kinds of markets on chain, they're programmatic, you know, the liquidity is going to be there. It's a all or nothing, sort of like it completes or doesn't. And so those are also super great benefits as well.

Host: So Ashish, I You mentioned the blog post by ever north, which also was really great. I like the graphics on the lending protocol and some some of the plans that you were laying out there specifically at the end, there was like a call to action for people, developers, validators, to come test help shape the amendment and going along with this. What are some of like as these features come closer to reality as well? What are some immediate next steps that you are most excited about or you want to tackle with every NORTH

Asheesh Birla: Yeah, so, you know, our priority is, is, you know, to continue to, you know, you know, raise capital and expand the Treasury, of course. But hey, I'm a product guy. You know, I was a product I had ripple. I really want to see us build more of these yield kinds of products that we need for the Treasury. But I want to see those built on chain. I want to see them built on XRP and then natively. I think is a big advantage, right, like I don't have to worry about smart contract risk, and that is what I talk about institutional grade. So I think a lot of where the XRP team is headed, with some of these protocols on, on, on XRP directly, natively, is really interesting to me. So hey, I want to go out there and advocate for bringing new kinds of products, like, you know, defi vaults, that I'm sure someone will talk about in one of these sessions on chain. Let's make that even easier, right? Let's make those products even easier. I think that's one thing that's held the industry back, is that it's just too complicated for any normal user to use. But let's make it easier for institutions to participate in that vibrant defi ecosystem that's being built on top of XRP. So I'll be working directly with the teams for advocating for new protocols and helping design ones that we want to see ever North wants to see directly on XRP as well.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.